Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Capitol Acquisition Corp. II (a development stage company) (the “Company”) on Form S-1 of our report dated April 26, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Capitol Acquisition Corp. II as of December 31, 2012 and 2011, for the years then ended and for the period from August 9, 2010 (inception) through December 31, 2012 appearing in Amendment No. 2 to the Form S-1 of Capitol Acquisition Corp. II (a development stage company).

/s/ Marcum llp

Marcum llp

Melville, New York

May 10, 2013